EXHIBIT 12.01

SOUTHWEST GAS CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Thousands of dollars)

	For the Twelve Months Ended
	Jun 30,	December 31,
	2006	2005	2004	2003	2002	2001
1. Fixed charges:
A) Interest expense	$91,400	$87,687	$84,138	$78,724	$79,586	$80,139
B) Amortization	3,870	3,700	3,059	2,752	2,278	1,886
C) Interest portion of rentals	6,663	6,333	6,779	6,665	8,846	9,346
D) Preferred securities distributions	--	--	--	4,015	5,475	5,475

Total fixed charges	$101,933	$97,720	$93,976	$92,156	$96,185	$96,846

2. Earnings (as defined):
E) Pretax income from
continuing operations	$94,951	$68,435	$87,012	$55,384	$65,382	$56,741
Fixed Charges (1. above)	101,933	97,720	93,976	92,156	96,185	96,846

Total earnings as defined	$196,884	$166,155	$180,988	$147,540	$161,567	$153,587

	1.93	1.70	1.93	1.60	1.68	1.59